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EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings
(Loss) income before assessments	$(115,826)	$269,974	$266,587	$177,187	$121,994
Fixed charges	2,388,774	3,054,628	2,664,852	1,608,814	964,484

Income before assessments and fixed charges	2,272,948	3,324,602	2,931,439	1,786,001	1,086,478

Fixed Charges
Interest expense	2,387,497	3,053,401	2,663,585	1,607,602	963,299
1/3 of net rent expense(1)	1,277	1,227	1,267	1,212	1,185

Total fixed charges	$2,388,774	$3,054,628	$2,664,852	$1,608,814	$964,484

Ratio of earnings to fixed charges	0.95	1.09	1.10	1.11	1.13

(1)
Represents an estimated interest factor.

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  EXHIBIT 12